SEC 1745    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
            INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
(02-02)     UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.






                                UNITED STATES                OMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION      OMB Number:
                                                             3235-0145
                           WASHINGTON, D.C. 20549            Expires: December
                                                             31, 2005
                                SCHEDULE 13G                 Estimated average
                               (RULE 13D-102)                burden hours per
                                                             response. . 11



             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          CHINA EXPERT TECHNOLOGY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    16938D104
                                 (CUSIP Number)

                                NOVEMBER 14, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)




The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  16938D104

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Pike Capital Partners, LP
            16-1619246

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    2,500,000
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        2,500,000

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,500,000

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.6%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO (limited partnership)

CUSIP NO.  16938D104

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Pike Capital Partners (QP), LP
            20-3549762

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)     [     ]
            (B)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    2,500,000
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        2,500,000

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,500,000

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.6%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO (limited partnership)

ITEM 1.
           (A)  NAME OF ISSUER   China Expert Technology, Inc.

           (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                Room 2703-04 Great Eagle Centre
                23 Harbour Road
                Wanchai, Hong Kong

ITEM 2.
           (A)  NAME OF PERSON FILINGS
                Pike Capital Partners (QP), L.P. and Pike Capital Partners, LP
           (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE Both entities have an address of 275 Madison Avenue, Suite 418, New York, NY 10016
           (C)  CITIZENSHIP
                Both entities were formed in Delaware
           (D)  TITLE OF CLASS OF SECURITIES
                Common Stock
           (E)  CUSIP NUMBER
                16938D104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable

ITEM 4.      OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.
Pike Capital Partners (QP), LP
Pike Capital Partner, LP

   (A) AMOUNT BENEFICIALLY OWNED: 2,500,000
   (B) PERCENT OF CLASS:  8.6%
   (C) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
       (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:  0
       (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 2,500,000
       (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0
       (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 2,500,000


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five
percent of the class of securities, check the following    [   ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.     CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 22nd day of December, 2006


                           PIKE CAPITAL PARTNERS (QP), LP
                           By: Pike Capital Management LLC, its General Partner

                           By:   /s/ Daniel W. Pike
                                 --------------------------------
                                 Daniel W. Pike, Managing Member


                           PIKE CAPITAL PARTNERS, LP
                           By: Pike Capital Management LLC, its General Partner

                           By:   /s/ Daniel W. Pike
                                 --------------------------------
                                 Daniel W. Pike, Managing Member

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A    Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B    Joint Filing Agreement dated December 22, 2006 among Pike Capital
             Partners (QP), LP and Pike Capital Partners, LP.